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EXHIBIT 11

PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Year ended December 31,
	2002	2001(4)	2000(4)
	(in millions, except per share amounts)
Income (loss) from continuing operations	$(57)	$983	$(3,423)
Discontinued operations	(756)	107	59

Net income (loss) before cumulative effect of accounting change	(813)	1,090	(3,364)
Cumulative effect of accounting change	(61)	9	—

Net income (loss)	$(874)	$1,099	$(3,364)

Weighted average common shares outstanding, basic(1)	371	363	362
Add: Employee Stock Options and PG&E Corporation shares held by grantor trusts	—	1	—

Shares outstanding for diluted calculations	371	364	362

Earnings (Loss) Per Common Share, Basic(2)
Income (loss) from continuing operations	$(0.15)	$2.71	$(9.45)
Discontinued operations	(2.04)	0.29	0.16
Cumulative effect of change in accounting principle	(0.17)	0.02	—
Rounding	—	0.01	—

Net earnings (loss)	$(2.36)	$3.03	$(9.29)

Earnings (Loss) Per Common Share, Diluted(2)(3)
Income (loss) from continuing operations	$(0.15)	$2.70	$(9.45)
Discontinued operations	(2.04)	0.29	0.16
Cumulative effect of change in accounting principle	(0.17)	0.02	—
Rounding	—	0.01	—

Net earnings (loss)	$(2.36)	$3.02	$(9.29)

(1)
Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at December 31, 2002, 2001 and 2000, respectively) and PG&E Corporation shares held by grantor trusts to secure deferred compensation obligations (281,985 shares at December 31, 2002, 2001, and 2000, respectively).

(2)
This presentation is submitted in accordance with Item 601(b)(11) of Regulation S-K and Statement of Financial Accounting Standards No. 128.

(3)
The diluted earnings per share for the year ended December 31, 2002, excludes approximately two million incremental shares related to employee stock options and shares held by grantor trusts, two million incremental shares related to warrants, and ten million incremental shares related to the 9.5 percent Convertible Subordinated Notes and includes associated interest expense of $8 million (net of income taxes of $5 million) due to the antidilutive effect upon loss from continuing operations. In addition, the diluted share base for the year ended December 31, 2000, excludes two million incremental shares related to employee stock options and shares held by grantor trusts to secure deferred compensation obligations due to the antidilutive effect upon loss from continuing operations.

(4)
Prior year amounts have been restated to reflect the reclassification of USGenNE, Mountain View, and ET Canada operating results to discontinued operations.

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  EXHIBIT 11